Exhibit 28(d)(1)(vi)

PENN SERIES FUNDS, INC.

AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

This Amendment (the “Amendment”) is made and entered into as of July 1, 2016, and hereby amends that certain Investment Advisory Agreement, dated May 1, 2000, as amended May 1, 2002, August 22, 2008, December 15, 2010, May 1, 2014, and May 14, 2015 (the “Agreement”), between Penn Mutual Asset Management, Inc. (the “Adviser”) and Penn Series Funds, Inc. (“Penn Series”), on behalf of each portfolio of Penn Series as listed on Schedule A of the Agreement, as amended (the “Funds”).

WHEREAS, the Adviser has converted from a Pennsylvania corporation to a Pennsylvania limited liability company effective July 1, 2016 (the “Conversion”); and

WHEREAS, the Adviser and Penn Series wish to amend the Agreement to reflect the Conversion;

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1. The Conversion shall not be deemed an assignment for purposes of Section 26 of the Agreement, and the Conversion shall have no effect on the rights and obligations of the parties as set forth in the Agreement, as amended.

2. All references in the Agreement to the Adviser shall refer to “Penn Mutual Asset Management, LLC,” and all references to “Penn Mutual Asset Management, Inc.” shall be replaced with “Penn Mutual Asset Management, LLC.” In addition, any references to the Adviser as “a Pennsylvania corporation,” or words to that effect, are replaced with “a Pennsylvania limited liability company.”

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective authorized officers or representatives as of the date first above written.

PENN SERIES FUNDS, INC., on behalf of the Funds	PENN MUTUAL ASSET MANAGEMENT, LLC

By: /s/ David M. O’Malley David M. O’Malley President	By: /s/ Keith Huckerby Keith Huckerby President and Chief Marketing Officer